SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:	April 8, 2009 Shaw Communications Inc.
By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

Form 52-109F2 — Certification of Interim Filings
I, Jim Shaw, Chief Executive Officer and Vice Chair of Shaw Communications Inc., certify the following:
1.	I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Shaw Communications Inc. (the “issuer”), for the interim period ending February 28, 2009.
2.	Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3.	Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4.	The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5.	Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

2

5.1	The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
5.2	The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period:
(a)	a description of the material weakness;
(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and
(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.
5.3	The issuer has disclosed in its interim MD&A:
(a)	the fact that the issuer’s other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of:
(i)	a proportionately consolidated entity in which the issuer has an interest;
(ii)	a variable interest entity in which the issuer has an interest; or
(iii)	a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings; and
(b)	summary financial information about the proportionately consolidated entity, variable interest entity or business that the issuer acquired that has been proportionately consolidated or consolidated in the issuer’s financial statements.
6.	The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on December 1, 2008 and ended on February 29, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Dated: April 8, 2009.
(signed)

Jim Shaw
Chief Executive Officer and Vice Chair

Form 52-109F2 — Certification of Interim Filings
I, Steve Wilson, Senior Vice President and Chief Financial Officer of Shaw Communications Inc., certify the following:
1.	I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Shaw Communications Inc. (the “issuer”), for the interim period ending February 28, 2009.
2.	Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3.	Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4.	The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5.	Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

2

5.1	The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
5.2	The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period:
(a)	a description of the material weakness;
(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and
(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.
5.3	The issuer has disclosed in its interim MD&A:
(a)	the fact that the issuer’s other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of:
(i)	a proportionately consolidated entity in which the issuer has an interest;
(ii)	a variable interest entity in which the issuer has an interest; or
(iii)	a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings; and
(b)	summary financial information about the proportionately consolidated entity, variable interest entity or business that the issuer acquired that has been proportionately consolidated or consolidated in the issuer’s financial statements.
6.	The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on December 1, 2008 and ended on February 29, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Dated:  April 8, 2009.
(signed)

Steve Wilson
Senior Vice President and Chief Financial Officer